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                         SHUMAKER, LOOP & KENDRICK, LLP
                             NORTH COURTHOUSE SQUARE
                                  1000 JACKSON           OTHER OFFICE LOCATIONS:
Martin D. Werner             TOLEDO, OHIO 43624-1573             CHARLOTTE
(419) 321-1395              TELEPHONE (419) 241-9000             COLUMBUS
mwerner@slk-law.com            FAX (419) 241-6894                TAMPA

                                   -----------


December 2, 2005

VIA EDGAR SUBMISSION, E-MAIL & OVERNIGHT COURIER

Mr. Jeffrey B. Werbitt
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

RE:      COUNTY BANK CORP

         Schedule 13E-3
         Filed October 7, 2005
         SEC File No. 5-81041

         Preliminary Proxy Statement on Schedule 14A
         Filed October 7, 2005
         SEC File No. 0-17482

Dear Mr. Werbitt:

     On behalf of County Bank Corp (the "Corporation") and in response to your comment letter dated November 7, 2005, this correspondence is being provided contemporaneously with the revised filing of the above referenced submissions. The following responses are numbered in accordance with your comment letter. All references to page numbers refer to page numbers as they appear in the black-lined document provided to your office by e-mail as a supplement to the Company's revised EDGAR Submission.

Schedule 13e-3

Exhibits

1. Please note the addition of the tables and exhibits referenced in the valuation report by Austin Associates, LLC.




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Mr. Jeffrey Werbitt
December 2, 2005
Page 2

Schedule 14A

General

2. Under Michigan law, the governing state law with respect to the Stock Splits, no stockholder approval is required to authorize the forward stock split amendment to the Corporation's Articles of Incorporation. Only the reverse stock split requires stockholder approval under Michigan law. Given that this is the case, we believe that Rule 14a-4(b)(1) does not require that the forward stock split be broken out as a proposal separate from the reverse stock split. We believe that to do so would be confusing. The Board of Directors of the Corporation does not intend to effect the reverse stock split without also effecting the forward stock split.

3. Please note the addition to the fifth paragraph on page 54 under "Directors and Executive Officers and Principal Holders" regarding 5% holders after the Stock Splits.

4. Please note that each of the proxy statement and the proxy card have been marked as a "Preliminary Copy."

Summary Term Sheet

Purpose of and Reasons for the Stock Splits

5. Please note the expanded discussion on pages 3 and 4 regarding the Corporation's reporting requirements following the deregisration of its shares.

6. We have provided a brief explanation of Section 404 of the Sarbanes-Oxley Act on page 4 of the Proxy Statement.

Fairness of the Stock Splits

7. Please note the change to the Fairness Opinion, which provides that the Cash Out Price is fair, from a financial point of view, to both the Cashed Out Holders and the Continuing Holders.

Disadvantages of the Stock Splits

8. Please note the expanded discussion on page 7 regarding the Sarbanes-Oxley Act and why no longer being subject to the requirements of the Sarbanes-Oxley Act is arguably disadvantageous to Continuing Holders. Similar language has been added to page 28 under "The Sarbanes-Oxley Act and Other Reporting and Disclosure Provisions Will No Longer Apply to the Corporation."

Termination of the Stock Splits

9. Please note the expanded discussion on page 8 regarding the circumstances under which the Board may withdraw the Stock Splits from the agenda of the Special Meeting.



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Mr. Jeffrey Werbitt
December 2, 2005
Page 3


Special Factors

Effects of the Stock Splits -- Effects on Continuing Holders

10. On page 17 in the second paragraph under "Effects on Continuing Holders," we have stated that the Corporation has not taken any action to assure continued quoting of the Corporation's shares on the OTCBB after the Stock Splits. We have provided additional disclosure with respect to the trading of the Corporations' shares on the OTCBB following the Stock Splits. These disclosures appear on page 35 under the caption "Background of the Stock Splits."

Effects on Rights of Shares

11. Please see the disclosure on page 19 under "Effects on Rights of Shares" regarding whether all directors and executive officers of the Corporation will remain stockholders after the Stock Splits.

Fairness of the Stock Splits

12. In response to your question regarding the special committee formed by the Corporation (the "Ad Hoc Committee"), we note that in your question you indicate that the Corporation has asserted a belief that the formation of the Ad Hoc Committee supports the proposition that the transaction is procedurally fair and that the Corporation formed the Ad Hoc Committee in the belief that the creation of such a committee rather than an independent committee (pursuant to Section 1014(e) of Regulation M-A) supported the conclusion that the transaction is procedurally fair. In that regard, while no reference to the Ad Hoc Committee is made in the section entitled "Fairness of the Stock Splits," we have added disclosure to that section explaining that the Ad Hoc Committee did not make any determination of the fairness of the Stock Splits. We have also added disclosure that the Ad Hoc Committee made no independent decisions regarding any aspect of the Stock Splits. Regarding your inquiry as to the reason for the formation of the Ad Hoc Committee, we have added disclosure explaining the reasons for the formation of the Ad Hoc Committee. Such disclosure is responsive to your question 16 and is contained in the Proxy Statement under the caption heading "Background of the Stock Splits" beginning on page 32 of the Proxy Statement.

Current and Historical Market Prices

13. We have additional disclosure on page 24 setting forth the basis for Board's determination that the transactions contemplated by the Stock Splits are substantively fair in light of the historical market prices, including a single transaction at $78 occurring during February 2004.



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Mr. Jeffrey Werbitt
December 2, 2005
Page 4

Disadvantages of the Stock Splits

14. On page 29, we added a paragraph indicating that another potential disadvantage of the Stock Splits is that Cashed Out Holders will not have the right to liquidate their shares at a time and for a price of their choosing and a paragraph indicating that the Stock Splits may have adverse tax consequences to stockholders receiving cash in the Stock Splits.

Stock Splits Proposal

Background of the Stock Splits

15. We have modified the disclosure on pages 31-34 of the Proxy Statement under the captioned "Background of the Stock Splits" to include additional disclosure regarding the preliminary analysis of the split ratio, Mr. Carter's analysis of that split ratio and the basis for the Board's decision to select the 1-for-500 reverse split ratio.

16. Mr. Carter, acting in his capacity as Chairman of the Board appointed a special committee to consider the various methodologies available to effect a going private transaction and to consider and address any administrative and ministerial issues that may arise in connection with the transaction and to make recommendations regarding those issues to the Board (where appropriate). The Ad Hoc Committee had no specific duties other than to consider and make a recommendation to the full Board as to the methodology to be used to effect the going private transaction. The Ad Hoc Committee had no authority to act for the Board and therefore there was no need to specify any specific limitation on its authority. The Ad Hoc Committee was not responsible for determining the per share price to be paid to Cashed Out Holders and the Ad Hoc Committee did not make a fairness determination. The Board relied on the information and recommendation of the Ad Hoc Committee regarding the best methodology to be used to effect the going private transaction. In this regard, the Board concurred with the Ad Hoc Committee's recommendation to effect the going private transaction through the Stock Splits. Additional disclosure of this information is contained on page 22 of the Proxy Statement under the caption "Fairness of the Stock Splits" and on pages 32 and 33 under the caption "Background of the Stock Splits."

17. The process for determining the price to be paid to Cashed Out Holders in the Stock Splits is described in the last paragraph on page 32 under the caption "Background of the Stock Splits."

18. The analyses prepared by management regarding the anticipated financial impact of the Stock Splits are described in the third full paragraph on page 34 under the caption "Background of the Stock Splits."

19. Please see the revised disclosure on page 34 explaining why the Board selected a per share price on the high end of the range of prices that Austin Associates, LLC indicated would be fair to unaffiliated Cashed Out Holders and unaffiliated Continuing Holders.


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Mr. Jeffrey Werbitt
December 2, 2005
Page 5

Opinion of Austin Associates, LLC

20. We conferred with Austin and Austin has confirmed that all oral presentations to the Board concerning valuation methodologies used in preparing its opinion have been described in detail in the Proxy Statement. In addition, a slide presentation delivered by Austin to the Board is attached as Exhibit
(c)(iii) to the Schedule 13E-3.

21. The summary of Austin's opinion has been revised to eliminate the qualification to the full text of Austin's opinion. See pages 43 and 44 of the Proxy Statement.

22. The description of "Discounted Cash Flow Value" on pages 44 and 45 has been revised to disclose all projections and financial forecasts provided to Austin and used to formulate its opinion. All assumptions underlying the methodology presented by Austin in its valuation report have been disclosed.

23. On page 43, we have added a paragraph advising that the valuation report is filed as an exhibit to the Transaction Statement on Schedule 13E-3 and that such report is available electronically at the SEC's website.

24. The description of "Net Asset Value" on page 45 has been revised to provide a summary of the adjustments made to the Corporation's balance sheet and to indicate how Austin reached its determination regarding the net asset value of the Corporation.

25. The description under "Historical Market Price" on page 47 has been revised to provide additional information regarding trading of the Corporation's shares at prices higher than the fair market value as determined by Austin and the impact of such trading on Austin's determination.

26. The description under "Fair Market Value" on page on page 48 has been revised to provide a more complete description of how the fair market value of $50.00 was derived.

Financial Information

27. Please note the addition of the table on page 63 showing the ratio of earnings to fixed charges on a historical and pro forma basis.

28.     Please see the response to your question 27.

Available Information

29.     Please note the correction of the SEC's address.

Information Incorporated by  Reference

30. On page 64, we have revised this section to indicate that copies of the most recent Form 10-K and 10-Q will be delivered to stockholders with the Proxy Statement.


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Mr. Jeffrey Werbitt
December 2, 2005
Page 6

31. Please note that we have deleted the statement providing that additional documents will be incorporated by reference between the date of the Proxy Statement and the date of the Special Meeting.

     In connection with this response, the Corporation hereby acknowledges the following:

     - it is responsible for the adequacy and accuracy of the disclosure in its filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or require additional information with respect to this filing, please call me directly at 419-321-1395.


Sincerely,

/s/ Martin D. Werner

Martin D. Werner

Enclosure
cc:    Curt Carter, President
       County Bank Corp

       Rick Maroney, Principal
       Austin Associates, LLC

       Gregory J. Shope, Esq.
       Shumaker, Loop & Kendrick, LLP